UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fiserv, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	1-38962	39-1506125
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

255 Fiserv Drive, Brookfield, Wisconsin		53045
(Address of principal executive offices)		(Zip Code)

Lynn S. McCreary

Chief Legal Officer

(262) 879-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report for Fiserv, Inc. for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 to this Form SD and is publicly available at https://investors.fiserv.com/index.php/corporate-governance under the heading “Conflict Minerals Report.”

Item 1.02	Exhibit

As required by Item 1.01 of this Form SD, a Conflict Minerals Report has been filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fiserv, Inc.

By:	/s/ Lynn S. McCreary
Lynn S. McCreary
Chief Legal Officer

Date: May 29, 2020